Schedule 1

TRANSACTIONS IN THE SHARES OF COMMON STOCK OF THE ISSUER BY THE REPORTING PERSONS DURING THE PAST SIXTY DAYS Or Since The Most Recent AMENDMENT TO THIS Schedule 13D, Whichever Is Less

The following table sets forth all transactions with respect to the Shares of the Issuer effected by the Reporting Persons during the past sixty (60) days or since the most recent amendment to this Schedule 13D, whichever is less, inclusive of any transactions effected through 4:00 p.m., New York City time, on May 11, 2026. Except as noted below, all such transactions were effected in the open market through brokers and the price per share excludes commissions. Where a price range is provided in the column titled “Price Range ($)”, the price reported in the column titled “Price Per Share ($)” is a weighted average price. These Shares were sold or purchased in multiple transactions at prices between the price ranges indicated in the column titled “Price Range ($)”. The Reporting Persons undertake to provide, upon request of the staff of the Securities and Exchange Commission, full information regarding the number of Shares purchased or sold at each separate price within the price ranges set forth on the table below.

Transaction Date	Reporting Person Effecting Transaction	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
05/06/2026	Standard Latitude Master Fund Ltd.	122,500	54.8198	54.3800 – 54.7350
05/07/2026	Standard Latitude Master Fund Ltd.	122,500	54.5697	54.0700 – 55.1700
05/08/2026	Standard Latitude Master Fund Ltd.	122,500	55.1140	54.6000 – 55.6150
05/11/2026	Standard Latitude Master Fund Ltd.	122,500	54.3777	54.0800 – 55.1200